                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934

                               (Amendment No. 1)

                             JP Foodservice, Inc.
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                               (Name of Issuer)


                    Common Stock, Par Value $.10 Per Share
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                        (Title of Class of Securities)



                                  46623210-5
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                                (CUSIP Number)


                               Richard J. Martin
             Executive Vice President and Chief Financial Officer
                              Rykoff-Sexton, Inc.
                               613 Baltimore Dr.
                        East Mountain Corporate Center
                          Wilkes-Barre, PA 18702-7944
                                (717) 830-7100
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                 June 30, 1997
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

                                  SCHEDULE 13D


--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
 1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Rykoff-Sexton, Inc.
         I.R.S. Identification No. 95-2134693
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        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                                       (a) [_]
                                                                         (b) [_]
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        SEC USE ONLY
 3

--------------------------------------------------------------------------------
        SOURCE OF FUNDS*
 4      WC, OO

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        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
 5      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                              [_]


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         CITIZENSHIP OR PLACE OF ORGANIZATION
 6       Delaware

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                               SOLE VOTING POWER
                          7
     NUMBER OF                 4,495,149 shares (1) (See Item 5)
      SHARES
   BENEFICIALLY         -------------------------------------------------------
     OWNED BY                  SHARED VOTING POWER
       EACH
     REPORTING            8
    PERSON WITH
                        -------------------------------------------------------
                               SOLE DISPOSITIVE POWER
                          9    4,495,149 shares (1) (See Item 5)

                        -------------------------------------------------------

                               SHARED DISPOSITIVE POWER
                         10
--------------------------------------------------------------------------------
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11       4,495,149 shares (1) (See Item 5)

-------------------------------------------------------------------------------
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
12                                                                           [_]

-------------------------------------------------------------------------------
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
13       16.8% (2)

-------------------------------------------------------------------------------
         TYPE OF REPORTING PERSON
14       CO, HC

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

     (1) The reporting person disclaims beneficial ownership of all such shares pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended. Beneficial ownership of such shares is being reported hereunder solely as a result of the option (the "Option") granted pursuant to the JP Stock Option Agreement described in Item 4 hereof. Rykoff-Sexton, Inc. ("RSI") expressly disclaims any beneficial ownership of such shares of JP Common Stock which are obtainable by RSI upon exercise of the Option because the Option is exercisable only in the circumstances set forth in Item 4, none of which has occurred as of the date hereof.

     (2) Gives effect to the issuance of JP Common Stock subject to this option.

Item 1.  Security and Issuer

     This statement relates to shares of common stock, par value $.10 per share (the "JP Common Stock"), of JP Foodservice, Inc. ("JP"). The address of JP's principal executive offices is 9830 Patuxent Woods Drive, Columbia, Maryland 21046.

Item 2.  Identity and Background

     (a) - (c) and (f). This Schedule 13D is being filed by Rykoff-Sexton, Inc., a corporation organized and existing under the laws of the State of Delaware. RSI is a distributor of food and related non-food items to restaurants and to other food providers. RSI's principal offices are located at 613 Baltimore Dr., East Mountain Corporate Center, Wilkes-Barre, Pennsylvania 18702-6980.

     Each executive officer and each director of RSI is a citizen of the United States, other than Mark Van Stekelenburg and Jan W. Jeurgens, who are both citizens of the Netherlands. The name, business address, and present principal occupation of each executive officer and director is set forth in Annex A to this Schedule 13D, which is specifically incorporated herein by reference.

     Merrill Lynch Capital Partners, Inc., Merrill Lynch Capital Appreciation Partnership No. B-XVIII, L.P., Merrill Lynch Kecalp L.P. 1994, ML Offshore LBO Partnership No. B-XVIII, ML IBK Positions, Inc., MLCP Associates L.P. No. II, MLCP Associates L.P. No. IV, Merrill Lynch Kecalp L.P. 1991, Merrill Lynch Capital Appreciation Partnership No. XIII, L.P., ML Offshore LBO Partnership No. XIII, ML Employees LBO Partnership NO. I, L.P., Merrill Lynch Kecalp L.P. 1981, and Merchant Banking L.P. No. II (each, an "ML Entity" and collectively, the "ML Entities") beneficially own approximately 36.4% of the outstanding RSI common stock. However, the ML Entities have entered into a Standstill Agreement, dated May 17, 1996, and, as a result thereof, are not deemed to be controlling persons of RSI.

     The preceding summary of the Standstill Agreement is qualified in its entirety by reference to the full text of such agreement, which is included as
Exhibit 10.39 to RSI's Annual Report on Form 10-K for the fiscal year ended April 27, 1996, filed July 26, 1996 ("RSI 10-K"), and is hereby incorporated herein by reference.

     (d) - (e). During the last five years, neither RSI nor, to the best knowledge of RSI, any executive officer or director of RSI, has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Fund or Other Consideration

     Pursuant to the JP Stock Option Agreement described in Item 4 (the "JP Stock Option Agreement"), JP has granted to RSI an option (the "Option") to purchase up to 4,495,149 shares of JP Common Stock at a price of $30.125 per share, exercisable only upon the occurrence of certain events. The exercise of the Option to purchase the full number of shares of JP Common Stock currently covered thereby would require aggregate funds of approximately $135,416,364. If RSI were to purchase shares of JP Common Stock pursuant to the JP Stock Option Agreement, RSI currently anticipates that such funds would be provided from RSI's working capital and from borrowings from other sources yet to be determined.

Item 4.  Purpose of Transaction

     On June 30, 1997, RSI, Hudson Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of JP ("Acquisition Corp."), and JP entered into a Agreement and Plan of Merger (as amended, the "Merger Agreement"), pursuant to which RSI will be merged with and into Acquisition Corp. (the "Merger"). On September 3, 1997, the parties to the Merger Agreement entered into Amendment No. 1 to Merger Agreement ("Amendment No. 1").

     The JP Common Stock issued and outstanding will remain issued and outstanding shares of common stock of JP and will not be affected by the Merger.

     The Merger will be a tax-free reorganization and will be accounted for as a pooling of interests. The Merger is subject to a number of conditions set forth in the Merger Agreement. The Merger Agreement, as originally executed and delivered, is included as Exhibit 1 hereto and is hereby incorporated herein by reference. Amendment No. 1 is included as Exhibit 1.1 hereto and is hereby incorporated herein by reference.

     As a condition and inducement to RSI's entering into the Merger Agreement (and a reciprocal stock option agreement), JP entered into the JP Stock Option Agreement with RSI. Pursuant to the JP Stock Option Agreement, JP has granted to RSI an option to purchase up to 4,495,149 shares (the "Option Shares") of JP Common Stock at a price of $30.125 per share, exercisable only upon the occurrence of certain events. Under certain circumstances set forth in the JP Stock Option Agreement, RSI, as grantee of the Option, may surrender the Option to JP in exchange for a formula payment based on the difference (reduced by the amount of any termination fee paid by JP to RSI pursuant to the Merger Agreement) between the price paid to JP or its stockholders in certain competing transactions involving the acquisition of JP and exercise price of the Option. The JP Stock Option Agreement is included as Exhibit 2 hereto and is hereby incorporated herein by reference.

     Pursuant to the Merger Agreement, upon completion of the transaction, Jim Miller, current Chairman, President and Chief Executive Officer of JP, will be Chairman and Chief Executive Officer of the combined company, and Mark Van Stekelenburg, current Chairman and Chief Executive Officer of RSI, will be Vice Chairman and President of the combined company. The company's board will consist of the nine current JP directors, seven current RSI directors, and one new independent director to be added after closing.

     Pursuant to the Merger Agreement, JP has agreed, during the period prior to the Merger, that neither it nor its subsidiaries shall pay dividends except for certain intercompany dividends.

     Except as stated in this Item 4, RSI has no plans or proposals which relate to or would result in any of the matters set forth in clauses (a) through (j) of
Item 4 of Schedule 13D.

     The preceding summary of certain provisions of the Merger Agreement, Amendment No. 1 and the JP Stock Option Agreement, copies of which are filed as exhibits hereto, is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements.

Item 5.  Interest in Securities of the Issuer

     (a) and (b). Pursuant to the JP Stock Option Agreement, RSI has the right, exercisable only in certain circumstances, none of which has occurred as of the date hereof, to acquire up to 4,495,149 shares of JP Common Stock, which represents beneficial ownership of approximately 19.9% of the shares of JP Common Stock currently outstanding. If RSI were to acquire such shares, it would have sole voting and, subject to certain restrictions set forth in the JP Stock Option Agreement, investment power with respect thereto. Because of the limited circumstances in which the option granted under the JP Stock Option Agreement is exercisable, RSI disclaims beneficial ownership of such shares of JP Common Stock subject to the JP Stock Option Agreement.

     To the best of RSI's knowledge, no executive officer or director of RSI beneficially owns any shares of JP Common Stock.

     (c) Except to the extent of transactions in a fiduciary capacity, there have been no transactions in shares of JP Common Stock by RSI, or, to the best knowledge of RSI, any of RSI's executive officers and directors during the past 60 days.

     (d) To the best of RSI's knowledge, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the JP Common Stock.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     On June 30, 1997, in connection with the execution of the Merger Agreement, the ML Entities, who hold in the aggregate approximately 36.4% of the outstanding shares (the "ML Shares") of RSI Common Stock as of such date, entered into a Support Agreement (as amended and restated, the "Support Agreement"), dated as of June 30, 1997, with JP, and acknowledged by RSI. Pursuant to the Support Agreement, inter alia, the ML Entities have agreed not
                                   ----------
to take certain actions during the term of the Support Agreement relating to the disposition of the businesses or assets of JP or RSI or their respective subsidiaries, or the acquisition of the voting securities of JP or RSI or their respective subsidiaries, or the merger or consolidation of JP or RSI or any of their respective subsidiaries with or into any corporation or other entity, other than the Merger or related transactions. The Support Agreement will terminate in the event that the Merger Agreement is terminated in accordance with its terms.

     The preceding summary of the Support Agreement is qualified in its entirety by reference to the full text of such Support Agreement, which is included as
Exhibit 3 hereto and is hereby incorporated herein by reference.

     A copy of the JP Stock Option Agreement is included as Exhibit 2 hereto and is incorporated herein by reference. The rights and obligations of RSI and JP under the JP Stock Option Agreement are subject to all required regulatory approvals.

     A copy of the Merger Agreement is included as Exhibit 1 hereto and a Copy of Amendment No. 1 is included as Exhibit 1.1 hereto, and each is incorporated herein by reference.

     Except as set forth in Items 3, 4, 5 and 6 neither RSI nor, to the best knowledge of RSI, any of its directors or executive officers, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to any securities of JP.

Item 7.  Material to Be Filed as Exhibits

  1. Agreement and Plan of Merger, dated as of June 30, 1997, by and between Rykoff-Sexton, Inc., Hudson Acquisition Corp. and JP Foodservice, Inc. (incorporated by reference to Exhibit 1 to the Schedule 13D of Rykoff-Sexton, Inc. filed on July 10, 1997).

  1.1. Amendment No. 1 to Agreement and Plan of Merger, dated as of September 3, 1997, by and among Rykoff-Sexton, Inc., JP Foodservice, Inc., and Hudson Acquisition Corp.

  2. Stock Option Agreement, dated as of June 30, 1997, by and between JP Foodservice, Inc., as issuer, and Rykoff-Sexton, Inc., as grantee (incorporated by reference to Exhibit 2 to the Schedule 13D of Rykoff-Sexton, Inc. filed on July 10, 1997).

  3. Amended and Restated Support Agreement, dated as of June 30, 1997, by and between JP Foodservice, Inc., on the one hand, and the stockholders of Rykoff-Sexton, Inc. listed on the signature pages thereto, on the other hand, and acknowledged by Rykoff-Sexton, Inc.

  4. Standstill Agreement, dated May 17, 1996, by and between Rykoff-Sexton, Inc., on the one hand, and the other Persons set forth on the signature pages thereto, on the other hand (incorporated by reference to Exhibit
        10.39 of the RSI 10-K).

  5. Stock Option Agreement, dated as of June 30, 1997, by and between Rykoff-Sexton, Inc., as issuer, and JP Foodservice, Inc., as grantee (incorporated by reference to Exhibit 99.2 of the RSI Form 8-K, filed July 10, 1997, dated as of June 30, 1997).

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
                                              RYKOFF-SEXTON, INC.

       September 15, 1997                By:  /s/ Richard J. Martin
   --------------------------                 ----------------------------------
       Date                                   Richard J. Martin
                                              Executive Vice President and
                                              Chief Financial Officer

                                                                         ANNEX A
                            Identity and Background
                            -----------------------

     The following table sets forth the names, addresses and principal occupations of the executive officers and directors of Rykoff-Sexton, Inc. ("RSI"). Except as set forth below, the principal business address of each director and executive officer is the address of RSI, 613 Baltimore Dr., East Mountain Corporate Center, Wilkes-Barre, Pennsylvania 18702-6944. Each of such directors and executive officers is a citizen of the United States, other than Mark Van Stekelenburg and Jan W. Jeurgens, who are both citizens of the Netherlands.



                                   Directors

Name and Business Address     Present Principal Occupation or Employment
---------------------------------------------------------------------------
Mark Van Stekelenburg         Chairman of the Board, President and CEO of
                              Rykoff-Sexton, Inc.

Matthias B. Bowman            Vice Chairman of Investment Banking at Merrill
World Financial Center,       Lynch & Co., Inc. and President of
North Tower                   Merrill Lynch Capital Partners; Director
250 Vesey St.                 of SMG II Holdings Corporation
New York, NY 10281


Richard Fink                  Chairman of G & K Services, Inc.
5995 Opus Parkway
Minnetonka, MN 55343

Albert J. Fitzgibbons, III    Partner of Stonington Partners,
767 Fifth Avenue, 48th Floor  Inc.; Director of Borg-Warner
New York, NY 10153            Automotive, Inc., Borg-Warner Security
                              Corporation, Dictaphone Corporation
                              and United Artists Theatre Circuit, Inc.

Jan W. Jeurgens               Retired

Sunil C. Khanna               Consultant to Merrill Lynch Capital Partners;
767 Fifth Avenue, 48th Floor  Director of Pathmark Stores, Inc. and
New York, NY 10153            Supermarkets General Holdings Corporation

James I. Maslon               Retired

James P. Miscoll              Director of American International Group, Inc.,
                              Coast Federal Financial, Inc., MK Gold Company,
                              MotivePower Industries, Inc. and U.S. Rentals,
                              Inc.

Neil I. Sell                  Partner in the law firm of Maslon Edelman Borman &
3300 Norwest Center           Brand, L.L.P.; Director of Grand Casinos, Inc.
90 South Seventh Street
Minneapolis, MN 55402-4140

Bernard Sweet                 Director of G & K Services, Inc.

Robert W. Williamson          President & CEO of Merrill Lynch International
World Financial Center,       Banks
North Tower
250 Vesey Street
New York, NY 10281




                               Executive Officers

Name and Business Address     Present Principal Occupation or Employment
---------------------------------------------------------------------------
Mark Van Stekelenburg         Chairman of the Board, President and CEO of
                              Rykoff-Sexton, Inc.

Harold E. Feather             Executive Vice President, Strategic Planning of
                              Rykoff-Sexton, Inc. and Executive Vice President,
                              Operations of Rykoff-Sexton, Inc.'s Distribution
                              Division

William J. Caskey             Executive Vice President of Rykoff-Sexton, Inc.
                              and Chief Executive Officer of Rykoff-Sexton,
                              Inc.'s Marketing Division

Robert J. Harter, Jr.         Senior Vice President, Administration, General
                              Counsel and Secretary of Rykoff-Sexton, Inc.

Richard J. Martin             Executive Vice President and Chief Financial
                              Officer of Rykoff-Sexton, Inc.

Timothy Buckley               Vice President of Rykoff-Sexton, Inc. and
                              President of Rykoff-Sexton, Inc.'s Targeted
                              Specialty Services, Inc. subsidiary

Kenneth B. Kozel              Vice President and Treasurer of Rykoff-Sexton,
                              Inc.

Christopher Mellon            Vice President and Controller of Rykoff-Sexton,
                              Inc.



Exhibit Number                          Description
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
1.               Agreement and Plan of Merger, dated as of June 30, 1997, by and between Rykoff-Sexton, Inc., Hudson Acquisition Corp. and JP
                 Foodservice, Inc. (incorporated by reference to Exhibit 1 to the Schedule 13D of Rykoff-Sexton, Inc. filed on July 10,
                 1997).

1.1.             Amended No. 1 to Agreement and Plan of Merger, dated as of
                 September 3, 1997, by and among Rykoff-Sexton, Inc., JP
                 Foodservice, Inc. and Hudson Acquisition Corp.

2. Stock Option Agreement, dated as of June 30, 1997, by and between JP Foodservice, Inc., as issuer, and Rykoff-Sexton, Inc., as grantee (incorporated by reference to Exhibit 2 to the Schedule 13D of Rykoff-Sexton, Inc. filed on July 10, 1997).

3.               Amended and Restated Support Agreement, dated as of June 30,
                 1997, by and between JP Foodservice, Inc., on the one hand, and the stockholders of Rykoff-Sexton, Inc. listed on the signature pages thereto, on the other hand, and acknowledged by Rykoff-
                 Sexton, Inc.

4.               Standstill Agreement, dated May 17, 1996, by and between
                 Rykoff-Sexton, Inc., on the one hand, and the other Persons set forth on the signature pages thereto, on the other hand
                 (incorporated by reference to Exhibit 10.39 of the RSI 10-K).

5. Stock Option Agreement, dated as of June 30, 1997, by and between Rykoff-Sexton, Inc., as issuer, and JP Foodservice, Inc., as grantee (incorporated by reference to Exhibit 99.2 of the RSI Form 8-K, filed July 10, 1997, dated as of June 30,
                 1997).
